                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                             AVIVA PETROLEUM INC.
                               (Name of Issuer)



                                 COMMON STOCK
                        (Title of Class of Securities)



                                   05379P205
                                ---------------
                                (CUSIP Number)



                                RONALD SUTTILL
                        8235 DOUGLAS AVENUE, SUITE 400
                             DALLAS, TEXAS  75225
                                (214) 691-3464
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)



                                 May 16, 2001
            (Date of Event Which Requires Filing of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.   [  ]
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CUSIP NO. 05379P205                                  PAGE 2 OF 5 PAGES
          ---------

(1)  Names of reporting persons:   Ronald Suttill

(2)  Check the appropriate box if a member of a group (see instructions):

     (a)         [   ]

     (b)         [ X ]

(3)  SEC use only

(4)  Source of funds (see instructions):   PF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

(6)  Citizenship or place of organization:   United States


      Number of                     (7)  Sole voting power:   2,929,939
       shares
    beneficially                    (8)  Shared voting power:
      owned by
   each reporting                   (9)  Sole dispositive power:  2,929,939
     person with:
                                    (10) Shared dispositive power:

(11) Aggregate amount beneficially owned by each reporting person:   2,929,939

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). [ ]

(13) Percent of class represented by amount in Row (11):    6.1%
                                                           ----

(14) Type of reporting person (see instructions):   IN
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CUSIP NO. 05379P205                                  PAGE 3 OF 5 PAGES
          ---------

                          STATEMENT FOR SCHEDULE 13D

Item 1.        Security and Issuer.

       The class of equity securities to which this Statement relates is the
common stock      $ no  par value (the "Common Stock"), of Aviva Petroleum Inc.,
                   ----
a Texas corporation (the "Issuer"), whose principal executive office is located at 8235 Douglas Avenue, Suite 400, Dallas, Texas 75225.

Item 2.        Identity and Background.

       This Statement is filed on behalf of Ronald Suttill, whose address is 8235 Douglas Avenue, Suite 400, Dallas, Texas 75225. Mr. Suttill's principal business is President and Chief Executive Officer of Issuer. Mr. Suttill has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Suttill is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.

       Mr. Suttill is the beneficial owner of    2,929,939   shares of the
                                              --------------
Common Stock, for which he paid an aggregate $   741,483   , the source of which
                                              -------------
was personal funds.

Item 4.        Purpose of Transaction.

       Mr. Suttill purchased the shares of the Issuer described herein in order to acquire an interest in the Issuer for investment purposes. Mr. Suttill intends to review continuously his position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, Mr. Suttill may retain or from time to time increase his holdings or dispose of all or a portion of his holdings subject to any applicable legal and contractual restrictions on his ability to do so.

       Mr. Suttill is a member of the Board of Directors of the Issuer.

       Except as set forth in this Item 4, Mr. Suttill has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

Item 5.        Interest in Securities of the Issuer.

       Aggregate Number and Percentage of Securities: Mr. Suttill beneficially owns 2,929,939 shares of Common Stock, representing 6.1 % of the Issuer's
    ----------                                      -----
outstanding Common Stock.

       Power to Vote and Dispose: Mr. Suttill has voting and dispositive power over all shares beneficially owned by him.
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CUSIP NO. 05379P205                                  PAGE 4 OF 5 PAGES
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       Transactions Within Past 60 Days:  Other than the purchases set forth below, Mr. Suttill has not engaged in any transactions with respect to the Issuer's securities in the past 60 days.

                                      Price Per                 Number of
     Date of Purchase                   Share                     Shares
     ----------------                 ---------                 ----------
       May 16, 2001                      $0.05                    500,000








         Certain Rights of Other Persons:    Not applicable.

         Date Ceased to be 5% Owner:         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.
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CUSIP NO. 05379P205                                  PAGE 5 OF 5 PAGES
          ---------


                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     May      18,  2001.
       -----------  ---



                                 /s/ Ronald Suttill
                                 --------------------------------
                                 Ronald Suttill